SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

with a copy to:

Debevoise & Plimpton LLP

Attention: William D. Regner, Esq.

66 Hudson Boulevard

New York, NY 10001

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP No. 74640Y 106	13D/A	Page 2 of 10

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 46,814,450
	9.	Sole dispositive power 0
	10.	Shared dispositive power 46,814,450

11.	Aggregate amount beneficially owned by each reporting person 46,814,450
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.7%
14.	Type of reporting person (see instructions) IA

CUSIP No. 74640Y 106	13D/A	Page 3 of 10

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 38,285,173
	9.	Sole dispositive power 0
	10.	Shared dispositive power 38,285,173

11.	Aggregate amount beneficially owned by each reporting person 38,285,173
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 36.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 74640Y 106	13D/A	Page 4 of 10

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,151,724
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,151,724

11.	Aggregate amount beneficially owned by each reporting person 35,151,724
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 33.5%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 5 of 10

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,133,449
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,133,449

11.	Aggregate amount beneficially owned by each reporting person 3,133,449
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 3.0%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 6 of 10

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 46,814,450
	9.	Sole dispositive power 0
	10.	Shared dispositive power 46,814,450

11.	Aggregate amount beneficially owned by each reporting person 46,814,450
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 74640Y 106	13D/A	Page 7 of 10

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 46,814,450
	9.	Sole dispositive power 0
	10.	Shared dispositive power 46,814,450

11.	Aggregate amount beneficially owned by each reporting person 46,814,450
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 74640Y 106	13D/A	Page 8 of 10

Explanatory Note: This Amendment No. 26 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018, Amendment No. 2 to the Initial 13D filed on June 12, 2018, Amendment No. 3 to the Initial 13D filed on March 1, 2019, Amendment No. 4 to the Initial 13D filed on November 19, 2019, Amendment No. 5 to the Initial 13D filed on May 22, 2020, Amendment No. 6 to the Initial 13D filed on July 8, 2020, Amendment No. 7 to the Initial 13D filed on August 24, 2020, Amendment No. 8 to the Initial 13D filed on September 14, 2020, Amendment No. 9 to the Initial 13D filed on November 23, 2020, Amendment No. 10 to the Initial 13D filed on November 24, 2020, Amendment No. 11 to the Initial 13D filed on March 9, 2021, Amendment No. 12 to the Initial 13D filed on May 25, 2021, Amendment No. 13 to the Initial 13D filed on December 20, 2021, Amendment No. 14 to the Initial 13D filed on December 22, 2021, Amendment No. 15 to the Initial 13D filed on December 29, 2021, Amendment No. 16 to the Initial 13D filed on March 7, 2022, Amendment No. 17 to the Initial 13D filed on March 8, 2022, Amendment No. 18 to the Initial 13D filed on March 29, 2022, Amendment No. 19 to the Initial 13D filed on May 16, 2022, Amendment No. 20 to the Initial 13D filed on May 18, 2022, Amendment No. 21 to the Initial 13D filed on May 20, 2022, Amendment No. 22 to the Initial 13D filed on May 24, 2022, Amendment No. 23 to the Initial 13D filed on September 19, 2022, Amendment No. 24 to the Initial 13D filed on January 17, 2023, and Amendment No. 25 to the Initial 13D filed on February 13, 2023, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

Adam Gray (“Gray”), a director of Purple Innovation, Inc. (the “Issuer”); and

Christopher Shackelton (“Shackelton”).

The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Since the filing of Amendment No. 25, the source and amount of funds used in purchasing the Class A common stock, par value $0.0001 per share (the “Class A Stock”) by CCP and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$21,645,427.50
Separate Account	Working Capital	$5,176,012.50

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On February 13, 2023, CCP and the Separate Account purchased an aggregate of 5,960,320 shares of Class A Stock pursuant to an underwritten public offering by the Issuer of 13,400,000 shares of its Class A Stock (the “Public Offering”).

Item 5. Interest in Securities of the Issuer.

Paragraphs (a)-(c) is hereby amended and supplemented as follows:

(a)-(b) The information relating to the beneficial ownership of Class A Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 104,777,695 shares of Class A Stock outstanding following completion of the Public Offering, as disclosed in the Issuer’s Prospectus Supplement filed on February 10, 2023 pursuant to Rule 424(b)(5). When including the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Stock” and, together with the Class A Stock, the “Common Stock”), the Reporting Persons beneficially own 44.5% of the Common Stock.

CUSIP No. 74640Y 106	13D/A	Page 9 of 10

(c) On February 13, 2023, CCP and the Separate Account purchased an aggregate of 5,960,320 shares of Class A Stock at a price of $4.50 per share in the Public Offering. These purchases are the only transactions in the securities of the Issuer by the Reporting Persons and the Separate Account in the sixty days preceding the filing of this Amendment, or since the last Schedule 13D filing, whichever is less.

CUSIP No. 74640Y 106	13D/A	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2023		COLISEUM CAPITAL CO-INVEST III, L.P.

COLISEUM CAPITAL MANAGEMENT, LLC		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner	By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact

By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact